UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO CLARIFIES ANNOUNCEMENTS REGARDING EVENTS
PERTAINING TO THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING THAT TOOK PLACE APRIL 27, 2010

Guadalajara, Jalisco, Mexico, April 30, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today clarified the Note published on April 28, 2010, at the end of the announcement of the resolutions of the annual general ordinary and extraordinary shareholders’ meeting (see “Note” at the end of the announcement of the resolutions) and the announcement of the relevant event regarding the deferment of the dividend payment and the reduction in the outstanding amount of the shareholders’ equity that was distributed on April 29, 2010.

The majority of shareholders required by the corporate bylaws in order to approve the resolutions of the shareholder meetings, as referred to in the Note mentioned above, refers to the fact that as per Article 43 of the corporate bylaws, “in order for the Shareholder Meeting to validly approve any resolution with respect to the following items, a favorable majority vote from the Series “BB” shares must take place, only if these represent a minimum of 7.65% (seven point sixty-five percent) of the outstanding capital stock:

1.- approval of the Company’s financial statements;
2.- ……
3.- increases or decreases of the Company’s capital stock;
4.- declaration and payments of dividends;
5.- changes in the corporate bylaws;
6.-…
7.-…
8.-…”

During the Shareholder Meeting certain shareholders expressed that, in their opinion, the right to vote of the strategic partner, Aeropuertos Mexicanos del Pacífico, S.A. de C.V., holder of 100% of the Series BB shares, representing 15% (fifteen percent) of the Company’s capital stock, had been suspended as a consequence of a pending proceeding and the related orders issued by a Civil Court in the Federal District. However, other shareholders expressed the opposite position and argued that this was not the case. They explained that the pending proceeding and related orders were not applicable to GAP and that additionally, these orders had been overcome in prior meetings of Aeropuertos Mexicanos del Pacífico, S.A. de C.V. that took place prior to the General Ordinary and Extraordinary Shareholders’ meeting on the Company. As a result of these events, the Company is currently unable to ascertain if the approval of the second and fourth items of the Ordinary Shareholders’ Meeting and the first and second points of the Extraordinary Shareholders’ Meeting were valid. As a result, the Company decided to publish the Note at the end of the announcement of the resolutions of the meetings and then distribute an announcement regarding the deferment of the payment of the dividend and the reduction in the outstanding amount of the shareholders’ equity that was previously announced, until the events are clarified.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter: www.twitter.com/aeropuertosgap	www.twitter.com/iadvizeIR for updates

The remainder of the items on the agenda of the Ordinary Shareholders’ meeting, except for item nine which was not voted upon, were approved.

***
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: April 30, 2010